Exhibit 99.2

Name	Common Stock	$0.001 Prefunded Warrants	2.75% Convertible Notes
667, L.P.	689,944	481,437	2,592,000
Baker Brothers Life Sciences, L.P.	7,055,748	5,666,350	28,158,000
Total	7,745,692	6,147,787	30,750,000